Filed by Greenidge Generation Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Support.com, Inc.

Commission File No.: 000-30901

Date: March 22, 2021

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is made and entered into as of March 19, 2021 by and among Support.com, Inc., a Delaware corporation (the “Company”), and 210 Capital, LLC, a Delaware limited liability company (the “Purchaser”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Article V hereof.

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company is entering into an Agreement and Plan of Merger by and among the Company, Greenidge Generation Holdings Inc. (“Parent”) and GGH Merger Sub, Inc. (as amended or modified, the “Merger Agreement”, and the transactions contemplated by the Merger Agreement, the “Transactions”); and

WHEREAS, in connection with the Transactions and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, the Purchaser desires to subscribe for and purchase from the Company, 3,909,871 shares (the “Purchased Shares”) of Common Stock, par value $0.0001 per share (the “Common Stock”), for a purchase price of $1.85 per share (the “Price Per Share”) and an aggregate purchase price of $7,233,261.35 (the “Purchase Price”), in accordance with the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

ARTICLE I

SUBSCRIPTION FOR PURCHASED SHARES

Section 1.01 The Subscription. Subject to the terms and conditions contained herein, at the Closing, the Company shall issue, sell and deliver to the Purchaser, and the Purchaser shall subscribe for and purchase from the Company, the Purchased Shares for a price per Purchased Share equal to the Price Per Share and an aggregate purchase price equal to the Purchase Price. The purchase and sale of the Purchased Shares pursuant to this Section 1.01 is referred to as the “Purchase”.

Section 1.02 Closing.

(a) On the terms of this Agreement, the consummation of the Purchase contemplated hereby (the “Closing”) shall be conducted remotely via electronic exchanges of documents on the date of this Agreement immediately following the execution of this Agreement or at such other place, time or date as agreed between the Company and the Purchaser.

(b) At the Closing, (i) the Purchaser will pay the Purchase Price to the Company, by wire transfer of immediately available funds, to the account designated by the Company in writing and (ii) the Company will deliver, against payment of the Purchase Price, the Purchased Shares in book-entry form, free and clear of any liens or other restrictions (other than those arising under this Agreement, the organizational documents of the Company or applicable federal or state securities laws), in the name of the Purchaser.

(c) Prior to or at the Closing, the Purchaser shall deliver all such other information as is reasonably requested by the Company in order for the Company to issue the Purchased Shares to the Purchaser, including a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company that:

Section 2.01 Validity. The Purchaser has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite limited liability company action on the part of the Purchaser, and no other proceeding on the part of the Purchaser is necessary to authorize this Agreement or the Purchaser’s performance hereunder. This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 2.02 No Conflicts. The execution, delivery and performance of this Agreement, the purchase of the Purchased Shares hereunder, the compliance by the Purchaser with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Purchaser pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of the Purchaser is subject; (ii) the organizational documents of the Purchaser; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Purchaser or any of its properties, that, in the case of clauses (i) and (iii), would have reasonably be expected to have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated hereby, including the purchase of the Purchased Shares.

Section 2.03 Investment Representations and Warranties. The Purchaser understands and agrees that the offering and sale of the Purchased Shares has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

Section 2.04 Acquisition for Own Account. The Purchaser is acquiring the Purchased Shares for its own account for investment with no intent to distribute the Purchased Shares in a manner which would violate the Securities Act or any applicable federal, state or other securities laws. The Purchaser is not party to any agreement providing for or contemplating the distribution of any of the Purchased Shares. The Purchaser will not sell, transfer or otherwise dispose of any of the Purchased Shares except in compliance with this Agreement and the registration and exemption provisions of the Securities Act and any applicable federal, state or other securities laws.

Section 2.05 No General Solicitation. The Purchaser is not purchasing the Purchased Shares as a result of any advertisement, article, notice, other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or as a result of any general solicitation or general advertisement in connection with any offer or sale of Common Stock.

Section 2.06 Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Purchased Shares, and the Purchaser has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Purchaser has considered necessary to make an informed investment decision. The Purchaser has adequately analyzed and fully considered the risks of an investment in the Purchased Shares and determined that the Purchased Shares are a suitable investment for the Purchaser and that the Purchaser is able at this time and in the future to bear the economic risk of a total loss of the Purchaser’s investment in the Company. The Purchaser acknowledges specifically that a possibility of total loss exists. The Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Purchased Shares or made any findings or determination as to the fairness of this investment.

Section 2.07 Accredited Investor. The Purchaser is an “accredited investor” as that term is defined in Rule 501 under the Securities Act.

Section 2.08 Access to Information. The Purchaser has been given all access to Company documents, records, and other information, and has had adequate opportunity to ask questions of, and receive answers from, the Company’s officers, employees, agents, accountants and Representatives concerning the Company’s business, operations, financial condition, assets, liabilities and all other matters relevant to its investment in the Purchased Shares or that it considers necessary or appropriate to make an informed investment decision with respect to the Purchased Shares. Purchaser understands that an investment in the Purchased Shares bears significant risk and represents that it has reviewed the SEC Filings (as defined below), which qualify the Company representations and warranties contained in Article III.

Section 2.09 Restricted Securities. The Purchaser understands that the Purchased Shares will be characterized as “restricted securities” under the federal securities laws and that under such laws and applicable regulations such Purchased Shares may not be resold absent an effective registration under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act.

Section 2.10 Short Sales. The Purchaser has not engaged in any short sales (as defined in Rule 200 of Regulation SHO under the Exchange Act (“Short Sales”)) or similar transactions with respect to the Common Stock or any securities exchangeable or convertible for Common Stock, nor has the Purchaser, directly or indirectly, caused any person to engage in any Short Sales or similar transactions with respect to the Common Stock.

Section 2.11 Tax Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Purchased Shares and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences or the advice of such tax advisors and not on any statements or representations of the Company or any of its agents and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement.

Section 2.12 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or any of its Subsidiaries for which the Company or any of its Subsidiaries would be liable.

Section 2.13 No Outside Reliance. Notwithstanding anything contained in this Agreement, the Purchaser and its Affiliates and its and their respective Representatives, acknowledge and agree that the Purchaser has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any financial projection, forecast, estimate, budget or prospect that may be contained or referred to in the Company Disclosure Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the Purchaser or its Representatives) or reviewed by the Purchaser pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Purchaser or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES BY THE COMPANY

Except as otherwise disclosed or identified in the Company Disclosure Schedules or as disclosed in the SEC Filings publicly available as of the date of this Agreement (excluding statements in any “Forward-looking Statements” or “Risk Factors” sections), the Company hereby represents and warrants to the Purchaser:

Section 3.01 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The copies of the organizational documents of the Company previously delivered by the Company to the Purchaser are true, correct and complete and are in effect as of the date of this Agreement. The Company has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The Company is duly licensed or qualified and in good standing (or equivalent status as applicable) as a foreign corporation in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

Section 3.02 Due Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Merger Agreement and to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of the Company, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Merger Agreement when signed will be duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party thereto, the Merger Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 3.03 Capitalization.

(a) As of close of business on March 18, 2021, without giving effect to the Purchase, the authorized share capital of the Company consists of (i) 50,000,000 shares of Common Stock, 19,679,924 of which are issued and outstanding, and (ii) 5,000,000 shares of Preferred Stock, none of which are issued and outstanding. As of close of business on March 18, 2021, (w) 2,340,619 Options are issued and outstanding, (x) 130,507 RSUs are issued and outstanding, (y) no Warrants are issued and outstanding and (z) 482,914 shares of Capital Stock are being held by the Company in its treasury. All of the issued and outstanding shares of Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. All shares of Common Stock issuable upon exercise, vesting or settlement, as applicable, of outstanding Options and RSUs have been duly authorized and, when issued, will have been validly issued, fully paid and nonassessable.

(b) There are no issued and outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which the stockholders of the Company are entitled to vote. The Company is not a party to any Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, any share of Common Stock.

Section 3.04 No Conflict.

(a) Assuming that all consents, approvals, authorizations and other actions described herein have been obtained, all filings and notifications listed in Section 3.05 below have been made, any applicable waiting period has expired or been terminated under applicable antitrust Laws, and except as may result from any facts or circumstances relating solely to the Company or its Affiliates, the execution, delivery and performance by the Company of this Agreement does not or will not, as applicable, (a) violate, conflict with, or result in the breach of any provision of the certificate of incorporation or bylaws of the Company; (b) conflict with or violate any Law or Governmental Order applicable to the Company or any Subsidiary of the Company; (c) conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Contract to which the Company or any Subsidiary of the Company is a party or by which any of their respective material properties or assets is bound; or (d) (i) result in the creation or the imposition of any Encumbrance (other than a Permitted Encumbrance) upon any of the assets or capital stock of the Company or any of its Subsidiaries or (ii) result in the cancellation, modification, revocation or suspension of any material license or permit, authorization or approval issued or granted by any Governmental Authority in respect of the Company or any of its Subsidiaries or any of their respective assets, except, in the case of clauses (b) - (d) of this Section 3.04, as would not materially and adversely affect the ability of the Company to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Assuming that all consents, approvals, authorizations and other actions listed or described in the Merger Agreement (including the Disclosure Letters (as defined in the Merger Agreement)) have been obtained, all filings and notifications listed or described in the Merger Agreement (including the Disclosure Letters (as defined in the Merger Agreement)) have been made, any applicable waiting period has expired or been terminated under applicable antitrust Laws, and except as may result from any facts or circumstances relating solely to Parent or its Affiliates, the execution, delivery and performance by the Company of the Merger Agreement and the Ancillary Agreements (as defined in the Merger Agreement) does not or will not, as applicable, (a) violate, conflict with, or result in the breach of any provision of the certificate of incorporation or bylaws of the Company; (b) conflict with or violate any Law or Governmental Order applicable to Company or any Subsidiary of the Company; (c) conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Pubco Material Contract (as defined in the Merger Agreement) or any other Contract to which the Company or any Subsidiary of the Company is a party or by which any of their respective material properties or assets is bound; or (d) (i) result in the creation or the imposition of any Encumbrance (other than a Permitted Encumbrance) upon any of the assets or capital stock of the Company or any of its Subsidiaries or (ii) result in the cancellation, modification, revocation or suspension of any material license or permit, authorization or approval issued or granted by any Governmental Authority in respect of the Company or any of its Subsidiaries or any of their respective assets, except, in the case of clauses (b) - (d) of this Section 3.04(b), as would not materially and adversely affect the ability of the Company to carry out its obligations under, and to consummate the transactions contemplated by, the Merger Agreement and the Ancillary Agreements or that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.05 Governmental Consents and Approvals. The execution, delivery and performance by the Company of this Agreement do not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to, any Governmental Authority, other than (a) compliance with, and filings and clearances, consents, approvals or authorizations under, any other applicable antitrust, competition, merger control or foreign investment Laws; (b) as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates; (c) filings required by applicable state securities laws; (d) those required by the Commission or under the Securities Act or Exchange Act; (e) those required under the rules and regulations of NASDAQ; or (f) where the failure to obtain such consent, approval, authorization, order, declaration or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement or that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.06 SEC Filings; Financial Information.

(a) The Company has filed with the Commission each report, statement, schedule or registration statement or other filing required by applicable Law to be filed by the Company at or prior to the time so required since January 1, 2019 (the “SEC Filings”). As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each SEC Filing complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no SEC Filing filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, in each case after taking into account any amendments and supplements to correct any untrue statements or omissions. No SEC Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the SEC Filings (i) present fairly, in all material respects, the combined financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to normal and recurring year-end adjustments that have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect); and (ii) were prepared in accordance with GAAP as applied by the Company (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission).

(c) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to all applicable SEC Filings. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.07 Absence of Changes. Since December 31, 2020, (a) there has not occurred any Material Adverse Effect and (b) except as contemplated by or permitted under this Agreement or the Merger Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects.

Section 3.08 Litigation. There is no Action by or against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority against the Company or any of its Subsidiaries that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.09 Compliance with Laws. Except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not been or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since December 31, 2018 have been, in compliance with all applicable Laws. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority violation of any applicable Law by the Company or its Subsidiaries at any time since December 31, 2018, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.10 Licenses; Permits. The Company has all franchises, permits, licenses and any similar authorization necessary for the conduct of its business as currently conducted, except as would not reasonably be expected to result in a Material Adverse Effect. The Company is not in default in any material respect under any such franchises, permits, licenses or other similar authorization.

Section 3.11 Taxes. There are no Taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid Taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all Tax Returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year. There are no Encumbrances for material Taxes, other than Permitted Encumbrances, upon any of the assets of the Company.

Section 3.12 Rights Plan. As of the date hereof, the Board of Directors of the Company (the “Board”) has determined, pursuant to, and in accordance with, Section 1(t)(iii) of the Section 382 Tax Benefits Preservation Plan, by and between the Company and Computershare Trust Company, N.A. dated August 21, 2019 (the “Rights Agreement”), that Purchaser should be permitted to become the Beneficial Owner (as defined in the Rights Agreement) of up to a number of shares equal to the amount of Purchased Shares purchased pursuant to this Agreement, such that Purchaser is an “Exempt Person” exempted from being an Acquiring Person (as defined in the Rights Agreement) with respect to such shares of Common Stock, unless and until Purchaser acquires Beneficial Ownership of shares of Common Stock in excess of the amount of Purchased Shares (other than pursuant to a stock split, reverse stock split, stock dividend, reclassification or similar transaction effected by the Company).

Section 3.13 NASDAQ Market Quotation. As of the date of this Agreement, the issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “SPRT.” The Company is in compliance in all material respects with the rules of the NASDAQ and there is no action or proceeding pending or, to the knowledge of the Company, threatened against the Company by the NASDAQ, the Financial Industry Regulatory Authority or the Commission with respect to any intention by such entity to deregister the Common Stock or terminate the listing of Common Stock on the NASDAQ.

Section 3.14 Investment Company Act. Neither the Company nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 3.15 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries for which the Purchaser would be liable.

Section 3.16 Sale of Securities. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Article II, no registration under the Securities Act is required for the offer and sale of the Purchased Shares by the Company to the Purchaser.

Section 3.17 No Additional Representations and Warranties. The representations and warranties made by the Company in this Article III are the exclusive representations and warranties made by the Company. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, to the accuracy or completeness of any information regarding the Company available to the Purchaser or its Representatives and the Company expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither the Company nor any other Person makes or has made any representation or warranty to the Purchaser with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company or (b) any oral or, except for the representations and warranties made by the Company in this Article III, written information made available to the Purchaser in the course of its evaluation of the Company, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE IV

COVENANTS

Section 4.01 Disclosure of Transactions. The Company shall issue a press release regarding this Agreement and/or file a Current Report on Form 8-K (the “Disclosure Document”) that includes this Agreement as an exhibit. The Company shall provide the Purchaser with a reasonable opportunity to review and provide comments on the portion of the Disclosure Document related to this Agreement. Subject to the foregoing, other than filings required under the Exchange Act, the Purchaser shall not issue any press releases or any other public statements with respect to the transactions contemplated hereby.

Section 4.02 Expenses. Except as expressly provided in this Agreement, each party is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, including attorneys’ and consultants’ fees and expenses; provided that, assuming consummation of the Closing, the Company shall pay the reasonable fees and expenses of Olshan Frome Wolosky LLP, legal counsel for the Purchaser, in an amount not to exceed $35,000.

Section 4.03 Registration of Shares.

(a) The Company agrees that, solely upon the earlier of (i) thirty (30) calendar days following the date of any termination of the Merger Agreement and (ii) December 31, 2021 (such earlier date, the “Trigger Date”), the Company shall file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Purchased Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective no later than one hundred eighty (180) calendar days after the Trigger Date (the “Effectiveness Deadline”); provided, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. The Company shall provide a draft of the Registration Statement to the Purchaser for review at least three (3) Business Days in advance of the date of filing the Registration Statement with the Commission (the “Filing Date”), and the Purchaser shall provide any comments on the Registration Statement to the Company no later than the day immediately preceding the Filing Date. Unless otherwise agreed to in writing by the Purchaser prior to the filing of the Registration Statement, the Purchaser shall not be identified as a statutory underwriter in the Registration Statement; provided, that if the Commission requests that the Purchaser be identified as a statutory underwriter in the Registration Statement, the Purchaser will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Purchased Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Purchased Shares which is equal to the maximum number of Purchased Shares as is permitted by the Commission. In such event, the number of Purchased Shares or other shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders.

(b) The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to the Purchaser, until the earlier of (i) two (2) years from the effective date of the Registration Statement, (ii) the date on which all of the Purchased Shares shall have been sold, (iii) when they have ceased to be outstanding or (iv) on the first date on which the Purchaser can sell all of its Purchased Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). For so long as the Registration Statement shall remain effective, the Company will use commercially reasonable efforts to (i) obtain the withdrawal of any order suspending the effectiveness of any Registration Statement hereunder as soon as reasonably practicable and (ii) qualify the Purchased Shares for listing on the applicable stock exchange on which the Common Stock are then listed and update or amend the Registration Statement as necessary to include Purchased Shares. The Company will use its commercially reasonable efforts to, for so long as the Purchaser holds Purchased Shares, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements to enable the Purchaser to resell the Purchased Shares pursuant to Rule 144. The Purchaser agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Purchased Shares to the Company (or its successor) upon reasonable request of the Company.

(c) The Company’s obligations to include the Purchased Shares in the Registration Statement are contingent upon the Purchaser (i) furnishing in writing to the Company a completed selling stockholder questionnaire in customary form that contains such information regarding the Purchaser, the securities of the Company held by the Purchaser, the intended method of disposition of the Purchased Shares (which shall be limited to non-underwritten public offerings) and such other information as shall be reasonably requested by the Company to effect the registration of the Purchased Shares, and (ii) executing such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (A) during any customary blackout or similar period or as permitted hereunder and (B) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement. In the case of the registration effected by the Company pursuant to this Agreement, the Company shall, upon reasonable request, inform the Purchaser as to the status of such registration. The Purchaser shall not be entitled to use the Registration Statement for an underwritten offering of Purchased Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require the Purchaser not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines in good faith that (i) in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or (ii) such filing or use would reasonably be expected to materially affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (x) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period, and (y) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Purchaser of such securities as soon as practicable thereafter.

(d) Upon receipt of any written notice from the Company of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, which notice shall be given no later than three (3) Business Days from the date of such Suspension Event, or (iii) or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Purchaser agrees that (1) it will immediately discontinue offers and sales of the Purchased Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Purchaser receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by Law, subpoena or regulatory request or requirement. If so directed by the Company, the Purchaser will deliver to the Company or, in the Purchaser’s sole discretion destroy, all copies of the prospectus covering the Purchased Shares in the Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Purchased Shares shall not apply (x) to the extent the Purchaser is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up.

(e) The Purchaser may deliver written notice (an “Opt-Out Notice”) to the Company requesting that the Purchaser not receive notices from the Company otherwise required by this Section 4.03; provided, however, that the Purchaser may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Purchaser (unless subsequently revoked), (i) the Company shall not deliver any such notices to the Purchaser and the Purchaser shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Purchaser’s intended use of an effective Registration Statement, the Purchaser will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.03(e)) and the related suspension period remains in effect, the Company will so notify the Purchaser, within one (1) business day of the Purchaser’s notification to the Company, by delivering to the Purchaser a copy of such previous notice of Suspension Event, and thereafter will provide the Purchaser with the related notice of the conclusion of such Suspension Event promptly following its availability.

(f) For purposes of this Section 4.03 of this Agreement, (i) “Purchased Shares” shall mean, as of any date of determination, the Purchased Shares (as defined in the recitals to this Agreement) and any other equity security issued or issuable with respect to the Purchased Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Purchaser” shall include any affiliate of the Purchaser to which the rights under this Section 4.03 shall have been duly assigned.

(g) The Company shall indemnify and hold harmless the Purchaser (to the extent a seller under the Registration Statement), the officers, directors, members, managers, partners, agents, investment advisors and employees of the Purchaser, each person who controls the Purchaser (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable Law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”) caused by any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, caused by any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Purchaser furnished in writing to the Company by or on behalf of the Purchaser expressly for use therein or the Purchaser has omitted a material fact from such information, provided that the Company has given notice of such event to the Purchaser in accordance with the terms of this Agreement. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply (i) to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed) or (ii) to any Losses in connection with (A) any failure of an indemnified person under this Section 4.03(g) to deliver or cause to be delivered a prospectus made available by the Company in a timely manner or (B) any offers or sales effected by or on behalf of the Purchaser in violation of this Agreement.

(h) The Purchaser shall, severally and not jointly with any selling stockholder named in the Registration Statement, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable Law, from and against all Losses caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or caused by any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Purchaser furnished in writing to the Company by or on behalf of the Purchaser expressly for use therein and that the Purchaser has received notice from the Company of such Suspension Event in accordance with the terms of this Agreement. Notwithstanding the forgoing, the Purchaser indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(k) If the indemnification provided under this Section 4.03 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Purchaser shall be limited to the net proceeds received by such the Purchaser from the sale of Purchased Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 4.03, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.03(k) from any person or entity who was not guilty of such fraudulent misrepresentation.

Section 4.04 Standstill. The Purchaser Parties agree that, until the later of (i) 90 days after the first day on which no Purchaser Designee serves on the Board and the Purchaser has no rights (or has irrevocably waived its right) under Section 4.05 (except for Section 4.05(f)) and (ii) the expiration of the Lock-Up Period, without the prior written approval of the Board, the Purchaser Parties will not, directly or indirectly, and will cause their Affiliates not to:

(a) acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire, by purchase or otherwise, any equity securities or direct or indirect rights to acquire any equity securities of the Company, any securities convertible into or exchangeable for any such equity securities, any options or other derivative securities or contracts or instruments in any way related to the price of shares of Common Stock;

(b) other than to vote in favor of the Proposals (as defined in the Merger Agreement) related to the consummation of the Transactions, make or in any way encourage or participate in any “solicitation” of “proxies” (whether or not relating to the election or removal of directors), as such terms are used in the rules of the Commission, to vote, or knowingly seek to advise or influence any Person with respect to voting of, any voting securities of the Company or any of its Subsidiaries, or call or seek to call a meeting of the Company’s stockholders or initiate any stockholder proposal for action by the Company’s stockholders, or seek election to or to place a representative on the Board or seek the removal of any director from the Board;

(c) make any public announcement with respect to, or offer, seek, propose or indicate an interest in (in each case with or without conditions), any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization or purchase of more than 50% of the assets, properties or securities of the Company or any Subsidiary of the Company, or any other extraordinary transaction involving the Company or any Subsidiary of the Company or any of their respective securities, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other Person regarding any of the foregoing;

(d) otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, board of directors or policies of the Company or any of its Subsidiaries;

(e) make any proposal or statement of inquiry or disclose any intention, plan or arrangement inconsistent with any of the foregoing;

(f) advise, assist, knowingly encourage or direct any Person to do, or to advise, assist, knowingly encourage or direct any other Person to do, any of the foregoing;

(g) take any action that would require the Company to make a public announcement regarding the possibility of a transaction or any of the events described in this Section 4.04;

(h) enter into any agreements, arrangements or understandings with any third party (including security holders of the Company, but excluding, for the avoidance of doubt, any Purchaser Parties) with respect to any of the foregoing, including forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any third party in connection with any of the foregoing;

(i) request the Company or any of its Representatives, directly or indirectly, to amend or waive any provision of this Section 4.04; provided that this clause shall not prohibit the Purchaser from making a confidential request to the Company seeking an amendment or waiver of the provisions of this Section 4.04, which the Company may accept or reject in its sole discretion, so long as any such request is made in a manner that does not require public disclosure thereof by any Person; or

(j) contest the validity of this Section 4.04 or make, initiate, take or participate in any demand, suit, action, proceeding, investigation or arbitration (legal or otherwise) or proposal to amend, waive or terminate any provision of this Section 4.04;

provided, however, that nothing in this Section 4.04 will limit (1) the Purchaser Parties’ ability to (i) vote, including in a manner consistent with the Purchaser’s obligations under the Support Agreement, (ii) participate in rights offerings made by the Company to all holders of its Common Stock, (iii) receive any dividends or similar distributions with respect to any securities of the Company held by the Purchaser Parties, (iv) tender shares of Common Stock into any tender or exchange offer, or (v) otherwise exercise rights under its Common Stock that are not the subject of this Section 4.04 or (2) the ability of any Purchaser Director to vote or otherwise exercise his or her legal duties or otherwise act in his or her capacity as a member of the Board.

Section 4.05 Election of Directors.

(a) The Company agrees that, upon any termination of the Merger Agreement, the Company shall, subject to the terms and conditions of this Section 4.05, within the earlier of (i) thirty (30) calendar days following the date of any such termination of the Merger Agreement and (ii) December 31, 2021, increase the size of the Board in order to elect or appoint two Purchaser Designees (such individuals, the “Initial Purchaser Director Designees”) to the Board to serve for a term expiring at the next annual meeting of the Company’s stockholders and until his or her successor is duly elected and qualified.

(b) Upon the occurrence of the First Fall-Away of Board Rights, at the written request of the Board, one Purchaser Director shall immediately resign, and the Purchaser shall cause such Purchaser Director immediately to resign, from the Board effective as of the date of such First Fall-Away of Board Rights, and the Purchaser shall only have any rights under this Section 4.05 with respect to one Purchaser Designee. Upon the occurrence of the Second Fall-Away of Board Rights, at the written request of the Board, all remaining Purchaser Directors shall immediately resign, and the Purchaser shall cause such Purchaser Directors immediately to resign, from the Board effective as of the date of such Second Fall-Away of Board Rights, and the Purchaser shall no longer have any rights under this Section 4.05, including, for the avoidance of doubt, any designation or nomination rights under Section 4.05(c).

(c) Following the election or appointment of the Initial Purchaser Director Designees and until the occurrence of the First Fall-Away of Board Rights and/or Second Fall-Away of Board Rights, at any annual meeting of the Company’s stockholders at which the term of any Purchaser Director shall expire, the Purchaser shall have the right to designate two Purchaser Designees to the Board at such annual meeting for election to the Board at such annual meeting. Upon the occurrence of the First Fall-Away of Board Rights, at any annual meeting of the Company’s stockholders at which the term of any Purchaser Director shall expire, the Purchaser shall have the right to designate one Purchaser Designee to the Board at such annual meeting for election to the Board at such annual meeting. The Company shall include any Purchaser Designee designated by the Purchaser in accordance with this Section 4.05(c) in the Company’s slate of nominees for the applicable annual meeting of the Company’s stockholders and shall recommend that the holders of Common Stock vote in favor of such Purchaser Designee. Without the prior written consent of the Purchaser, so long as the Purchaser is entitled to designate such Purchaser Designee for election to the Board in accordance with this Agreement, the Board shall not remove such Purchaser Director from his or her directorship (except as required by Law or the organizational documents of the Company).

(d) In the event of the death, disability, resignation or removal of a Purchaser Director as a member of the Board (other than resignation pursuant to Section 4.05(b)), the Purchaser, if the Purchaser is entitled to nominate a director pursuant to this Section 4.05, may designate a Purchaser Designee to replace such Purchaser Director and, subject to Section 4.05(e) and any applicable provisions of the Delaware General Corporation Law (as amended, supplemented or restated from time to time, the “DGCL”), the Company shall cause such Purchaser Designee to fill such resulting vacancy.

(e) The Company’s and the Board’s obligations to have any Initial Purchaser Director Designee and/or Purchaser Designee elected or appointed to the Board or to nominate any Purchaser Designee for election as a director at any meeting of the Company’s stockholders pursuant to this Section 4.05, as applicable, shall in each case be subject to (A) such Initial Purchaser Director Designee or Purchaser Designee being subject to the approval of the Board (not including any Purchaser Directors) (such approval of the Board not to be unreasonably withheld), (B) such Purchaser Designee’s satisfaction of all requirements regarding service as a director of the Company under applicable Law and stock exchange rules regarding service as a director of the Company and all other criteria and qualifications for service as a director applicable to all directors of the Company and (C) such Purchaser Designee meeting all independence requirements under the listing rules of the NASDAQ. The Purchaser will cause each Initial Purchaser Director Designee and Purchaser Designee to make himself or herself reasonably available for interviews and to consent to such reference and background checks or other investigations as the Board may reasonably request to determine the Purchaser Designee’s eligibility and qualification to serve as a director of the Company. No Initial Purchaser Director Designee or Purchaser Designee shall be eligible to serve on the Board if he or she has been involved in any of the events enumerated under Item 2(d) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any Governmental Order prohibiting service as a director of any public company. As a condition to any Initial Purchaser Director Designee and Purchaser Designee’s election or appointment to the Board or nomination for election as a director of the Company at any meeting of the Company’s stockholders, the Purchaser Parties and the Initial Purchaser Director Designees and each Purchaser Designee must provide to the Company:

(i) all information requested by the Company that is required to be or is customarily disclosed for directors, candidates for directors and their respective Affiliates and Representatives in a proxy statement or other filings in accordance with applicable Law, any stock exchange rules or listing standards or the organizational documents of the Company or corporate governance guidelines, in each case, relating to the Initial Purchaser Director Designee’s and Purchaser Designee’s appointment or election as a director of the Company or the Company’s operations in the ordinary course of business;

(ii) all information requested by the Company in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal or regulatory obligations, in each case, relating to the Initial Purchaser Director Designee’s and Purchaser Designee’s nomination or election, as applicable, as a director of the Company or the Company’s operations in the ordinary course of business;

(iii) an undertaking in writing by the Initial Purchaser Director Designee and Purchaser Designee:

(A) to be subject to, bound by and duly comply with the code of conduct in the form agreed upon by the other directors of the Company; and

(B) to waive notice of and recuse himself or herself from any meetings, deliberations or discussion of the Board or any committee thereof regarding any transaction involving Purchaser.

(f) The Company shall indemnify each Purchaser Director and provide each Purchaser Director with director and officer insurance to the same extent as it indemnifies and provides such insurance to other members of the Board, pursuant to the organizational documents of the Company, the DGCL or otherwise.

(g) The parties hereto agree that each Purchaser Director shall be entitled to reimbursement from the Company for the reasonable out-of-pocket fees or expenses incurred in connection with his or her service as a director of the Board, in each case, in a manner consistent with the Company’s practices with respect to reimbursement, for other members of the Board.

Section 4.06 Transfer Restrictions.

(a) Until the expiration of the Lock-Up Period, the Purchaser shall not: (i) Transfer any of the Purchased Shares except (A) with the prior written consent of the Company or (B) in connection with receiving its consideration pursuant to the consummation of the Transactions under the Merger Agreement; or (ii) make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a short sale of or the purpose of which is to offset the loss which results from a decline in the market price of, any shares of Common Stock, or otherwise establish or increase, directly or indirectly, a put equivalent position, as defined in Rule 16a-1(h) under the Exchange Act, with respect to the any Common Stock or any other capital stock of the Company. The Purchaser shall not at any time Transfer any Purchased Shares representing five percent (5%) or more of the voting power of the Company to one person or group of affiliated or related persons, in one transaction or series of related transactions, without the prior written consent of the Company.

(b) All certificates or other instruments representing the Purchased Shares will bear a legend substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTIONS SET FORTH IN A SUBSCRIPTION AGREEMENT, DATED AS OF MARCH 19, 2021, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY.

(c) (i) Upon receipt by the Company of an opinion of counsel obtained by the Purchaser and reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state securities Laws, the Company shall promptly cause the first paragraph of the legend to be removed from any certificate for Purchased Shares to be transferred in accordance with the terms of this Agreement and (ii) the second paragraph of the legend shall be removed upon the expiration of such transfer restrictions set forth in this Agreement (and, for the avoidance of doubt, immediately prior to any termination of this Agreement).

Section 4.07 Amendment. The Company shall not amend Section 7.15 of the Merger Agreement in a manner adverse to the Purchaser without the consent of the Purchaser.

ARTICLE V

DEFINITIONS

Unless the context otherwise requires, the terms defined in this Article V shall have the meanings specified for all purposes of this Agreement. All accounting terms used in this Agreement, whether or not defined in this Article V, shall be construed in accordance with GAAP and such accounting terms shall be determined on a consolidated basis for the Company and each of its subsidiaries.

“10% Beneficial Ownership Requirement” means that the Purchaser continues to beneficially own, at all times, shares of Common Stock that represent, in the aggregate, at least ten percent (10%) of the Capital Stock of the Company, on an as-converted basis.

“5% Beneficial Ownership Requirement” means that the Purchaser continues to beneficially own at all times, shares of Common Stock that represent, in the aggregate, at least five percent (5%) of the Capital Stock of the Company, on an as-converted basis.

“Action” means any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York.

“Capital Stock” means the Common Stock and the Preferred Stock.

“Commission” means the United States Securities and Exchange Commission.

“Confidentiality Agreement” means that certain Noncircumvention and Mutual Nondisclosure Agreement, made as of October 12, 2020, by and between Purchaser and the Company.

“Contract” means any written or oral legally binding contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, deed of trust, lease, sublease, instrument, or other legally binding commitment, obligation or undertaking.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, covenant, condition, restriction, easement, charge, right of first refusal or first offer, or other restriction on title or transfer of any nature whatsoever.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Fall-Away of Board Rights” means the first day on which the Purchaser no longer meets the 10% Beneficial Ownership Requirement, but does meet the 5% Beneficial Ownership Requirement.

“Fraud” means a knowing and intentional material misrepresentation in the making of a representation or warranty set forth in this Agreement, made with the intent of inducing another party to enter into this Agreement and upon which such other party has relied to its detriment (it being understood that “Fraud” shall not include any claim based on constructive knowledge, recklessness, negligent representation or a similar theory).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau, arbitral panel or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Intellectual Property” means all intellectual property and intellectual property rights of every kind and description throughout the world, including all U.S. and non-U.S.: (a) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, corporate names, trade names, Internet domain names, URLs, social media accounts and addresses and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (collectively, “Marks”); (b) patents and patent applications, and any and all related national or international counterparts thereto, including any divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions and extensions thereof (collectively, “Patents”); (c) copyrights and copyrightable subject matter, including databases, data collections (including knowledge databases, customers lists and customer databases) and rights therein, web site content, rights to compilations, collective works and derivative works, and the right to create collective and derivative works (collectively, “Copyrights”); (d) rights in Software; (e) rights under applicable trade secret law and any and all other confidential or proprietary information, know-how, inventions, processes, formulae, models, and methodologies including research in progress, algorithms, data, databases, data collections, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, beta testing procedures and beta testing results (collectively, “Trade Secrets”); (f) all applications and registrations, renewals and extensions for the foregoing; and (g) all rights and remedies against past, present, and future infringement, misappropriation or other violation thereof.

“Knowledge of the Company,” “The Company’s Knowledge” or similar terms used in this Agreement mean the actual knowledge, after reasonable inquiry, of the Persons identified on Section 1.01(a) of the Company Disclosure Schedules.

“Law” means any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income Tax treaty, Governmental Order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Authority.

“Lock-Up Period” means the period commencing on the date of this Agreement and ending on the one-year anniversary of the date of this Agreement.

“Material Adverse Effect” means any event, change, circumstance or development that (i) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) prevents, materially impairs or materially delays, or would reasonably be expected to prevent, materially impair or materially delay, the ability of the Company to consummate the transactions contemplated hereby; provided, however, that, with respect to clause (i), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such event, change, circumstance or development disproportionately affects the Company and its Subsidiaries, taken as a whole, as compared to other Persons operating in the industries in which the Company and its Subsidiaries operate): (a) any change or development after the date hereof in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development after the date hereof in interest rates or economic, political, legislative, regulatory, financial, commodity, currency or other market conditions generally affecting any of the forgoing, the economy or the industry in which the Company and its Subsidiaries operate, (c) the announcement or the execution of this Agreement or the performance of this Agreement, the pendency or consummation of the transactions or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, regulatory agencies, partners, providers and employees, (d) any change after the date hereof generally affecting any of the industries or markets in which the Company and its Subsidiaries operate, (e) the compliance by the Company with the terms of this Agreement or the taking by the Company of any action, or failure by the Company to take action, required or contemplated by this Agreement, (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion, fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets (provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)) or (i) any deterioration after the date hereof in the Company’s business or operations, or customer or employee attrition, including any effect on the Company’s financial performance or financial condition resulting therefrom.

“NASDAQ” means the NASDAQ Capital Market.

“Options” means options to purchase shares of Common Stock.

“Permitted Encumbrances” means (a) liens for Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP on the applicable financial statements; (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and other similar Encumbrances or security obligations incurred in the ordinary course of business and arising by operation of Law or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) pledges, deposits or other Encumbrances securing the performance of bids, trade Contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (d) Encumbrances and other imperfections of title that do not materially impair the use or occupancy of the property to which they relate in the conduct of the business of the Company and its Subsidiaries, as currently conducted; (e) Encumbrances arising under conditional sales Contracts and equipment leases with third parties and other Encumbrances arising on assets and products sold in the ordinary course of business consistent with past practice and non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice; (f) landlords’ liens and Encumbrances on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest; (g) any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities; (h) all covenants, conditions, restrictions, easements, charges, rights-of-way and other similar matters of record or that would be disclosed by an accurate survey or inspection of the real property, in each case that do not materially impair the use or occupancy of the property to which they relate in the conduct of the business of the Company and its Subsidiaries, as currently conducted; (i) Encumbrances that will be released at or prior to the Closing; (j) Encumbrances identified in the financial statements in the SEC Filings, as the case may be; (k) Encumbrances created or incurred under the equipment financing arrangements or equipment loans; (l) Encumbrances reserved or created pursuant to any Ancillary Agreement (as defined in the Merger Agreement) and (m) Encumbrances on equity or debt securities resulting from applicable securities Laws.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act and any Governmental Authority.

“Preferred Stock” means the Preferred Stock par value $0.0001 per share, of the Company.

“Purchaser Designee” means an individual designated in writing by the Purchaser and reasonably acceptable to the Board (who are not Purchaser Directors) to be elected or nominated by the Company for election to the Board pursuant and subject to Section 4.05.

“Purchaser Director” means a member of the Board who was appointed or elected to the Board as a Purchaser Designee.

“Purchaser Parties” means the Purchaser and any permitted transferee of the Purchaser to whom shares of Common Stock are transferred pursuant to Section 4.06.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and advisors.

“RSUs” means restricted stock unit awards of the Company.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Second Fall-Away of Board Rights” means the first day on which the Purchaser no longer meets the 5% Beneficial Ownership Requirement.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer programs (whether in source code, object code or other form, and including software-as-a-service), algorithms, databases, compilations and data technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” of any Person means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls more than 50% of the capital stock or other ownership interests, the holders of which are generally entitled to vote for the election of the board of directors or other similar governing body.

“Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and between Parent, the Purchaser and the other parties thereto.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of equity securities beneficially owned by a Person or any interest in any shares of equity securities beneficially owned by a Person.

“Warrants” means a warrant entitling the holder to purchase shares of Common Stock.

ARTICLE VI

MISCELLANEOUS

Section 6.01 Waivers and Amendments. Neither this Agreement, nor any provision hereof, may be changed, waived, amended or modified orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchaser.

Section 6.02 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered: (a) when delivered, if delivered personally, (b) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (c) when receipt is acknowledged, in the case of email, in each case to the intended recipient as set forth below.

If to the Company:

Support.com, Inc.

777 South Figueroa St., Suite 4600

Los Angeles, CA 90017-2513

Attn: Doug Tackett

Email: Doug.Tackett@support.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019-6131

Attn: David Ingles, James J. Masetti

Email: david.ingles@pillsburylaw.com, jim.masetti@pillsburylaw.com

If to the Purchaser:

210 Capital, LLC

4514 Cole Avenue, Suite 1600

Dallas, Texas 75205

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

Attn: Adam Finerman, Jason Saltsberg

Email: afinerman@olshanlaw.com, jsaltsberg@olshanlaw.com

or at such other address as the Company or the Purchaser may specify by written notice to the other parties hereto in accordance with this Section 6.02.

Section 6.03 Cumulative Remedies. None of the rights, powers or remedies conferred upon the Purchaser on the one hand or the Company on the other hand shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

Section 6.04 Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of the Purchaser and the Company, whether so expressed or not. None of the parties hereto may assign its rights or obligations hereof without the prior written consent of the Company. This Agreement shall not inure to the benefit of or be enforceable by any other person.

Section 6.05 Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

Section 6.06 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof that might lead to the application of laws other than the Laws of the State of Delaware. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 6.06.

Section 6.07 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY, DIRECTLY OR INDIRECTLY, ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.07.

Section 6.08 Survival. Subject to Section 6.12, the representations, warranties, covenants and agreements in this Agreement shall terminate at, and shall not survive, Closing, except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the date of this Agreement, which covenants and agreements shall survive in accordance with their terms.

Section 6.09 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts (including counterparts delivered by facsimile or other electronic format) shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 6.10 Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and, except as set forth below, this agreement supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, this Agreement shall not supersede any confidentiality or other non-disclosure agreements that may be in place between the Company and any Purchaser.

Section 6.11 Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

Section 6.12 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) the Merger (as defined in the Merger Agreement) is consummated in accordance with the Merger Agreement or (b) upon the mutual written agreement of the Company and the Purchaser; provided that nothing herein shall not relieve any party to this Agreement of any liability for Fraud or any knowing and intentional material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 6.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

Section 6.14 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Subscription Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.

SUPPORT.COM, INC.

By:	/s/ Lance Rosenzweig
Name: Lance Rosenzweig
Title: President and Chief Executive Officer

[Signature Page to Subscription Agreement]

210 CAPITAL, LLC

By:	/s/ Robert H. Alpert
Name: Robert H. Alpert
Title: Manager

[Signature Page to Subscription Agreement]